Exhibit 2

2017 FOURTH QUARTER RESULTS â–ª Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH â–ª Investor Relations Jesús Ortiz de la Fuente +57 (1) 603-9051 E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Consolidated cement volume	7,447	7,460	(0%)	1,775	1,794	(1%)
Consolidated domestic gray cement	6,537	6,569	(0%)	1,563	1,593	(2%)
Consolidated ready-mix volume	2,908	3,079	(6%)	712	724	(2%)
Consolidated aggregates volume	6,985	7,264	(4%)	1,751	1,717	2%
Net sales	1,243	1,315	(6%)	289	303	(5%)
Gross profit	536	638	(16%)	127	142	(10%)
as % of net sales	43.1%	48.5%	(5.4pp)	44.2%	47.0%	(2.8pp)
Operating earnings before other expenses, net	231	342	(33%)	54	67	(20%)
as % of net sales	18.6%	26.0%	(7.4pp)	18.6%	22.1%	(3.5pp)
Controlling interest net income (loss)	46	140	(67%)	-33	-4	(812%)
Operating EBITDA	310	424	(27%)	72	84	(15%)
as % of net sales	25.0%	32.2%	(7.2pp)	24.9%	27.7%	(2.8pp)
Free cash flow after maintenance capital expenditures	75	237	(69%)	0	56	N/A
Free cash flow	45	97	(53%)	0	24	(100%)
Net debt	882	938	(6%)	882	938	(6%)
Total debt	927	983	(6%)	927	983	(6%)
Earnings per share	0.08	0.25	(67%)	(0.06)	(0.01)	(806%)
Shares outstanding at end of period	557	556	0%	557	556	0%
Employees	4,297	4,707	(9%)	4,297	4,707	(9%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the fourth quarter of 2017 declined by 5% compared to those of the fourth quarter of 2016. For the full year consolidated net sales decreased by 6%, compared to those of 2016. These declines are mostly explained by lower cement volumes and prices in Colombia.

Cost of sales as a percentage of net sales during 2017 increased by 5.4pp from 51.5% to 56.9%, on a year-over-year basis.

Operating expenses as a percentage of net sales during 2017 increased by 2.1pp from 22.5% to 24.6%, compared to those of 2016.

Operating EBITDA during the fourth quarter of 2017 declined by 15% compared to that of the fourth quarter of 2016. During the full year operating EBITDA decreased by 27%, compared to that of 2016. This decline is mainly explained by lower cement volumes and prices in Colombia.

Operating EBITDA margin during the fourth quarter of 2017 declined by 2.8pp, compared to that of the fourth quarter of 2016. During 2017 operating EBITDA margin declined by 7.2pp compared to that of 2016.

Controlling interest net income during 2017 reached US$46 million, declining 67% compared to that of 2016. During the fourth quarter of 2017 we registered a Controlling interest net loss of US$33 million, US$29 million less than in the fourth quarter of 2016.

Total debt at the end of the year reached US$927 million.

2017 Fourth Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	566	665	(15%)	134	153	(13%)
Operating EBITDA	113	214	(47%)	30	38	(20%)
Operating EBITDA margin	19.9%	32.1%	(12.2pp)	22.5%	24.6%	(2.1pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(6%)	(8%)	(13%)	(8%)	(17%)	(12%)
Price (USD)	(17%)	(11%)	0%	(2%)	7%	5%
Price (local currency)	(19%)	(12%)	(2%)	(4%)	4%	4%

Year-over-year percentage variation.

In Colombia, during the fourth quarter our domestic gray cement and ready-mix volumes decreased by 8% while our aggregates volumes declined by 12%, compared to those of the fourth quarter of 2016. For the full year, our domestic gray cement, ready-mix and aggregates volumes decreased by 6%, 13% and 17%, respectively, compared to those of 2016.

Cement consumption, both during the full year and the fourth quarter, was affected by weak demand from industrial and commercial projects, as well as from high and middle income housing developments. Although our cement prices in local currency terms declined in 4Q17 on a year-over-year basis, they increased 2% against those of 3Q17. Our cement prices in local currency terms as of December were ~3.5% higher than in June.

The deterioration in EBITDA during the fourth quarter, on a year over year basis, relates mainly to lower cement volumes and prices, higher distribution costs due to the closure of our Bucaramanga plant, and higher fuel costs.

Panama

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	266	256	4%	54	57	(4%)
Operating EBITDA	108	116	(7%)	21	26	(18%)
Operating EBITDA margin	40.7%	45.3%	(4.6pp)	38.5%	45.3%	(6.8pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	3%	(3%)	9%	(12%)	13%	(1%)
Price (USD)	(0%)	0%	(0%)	(2%)	(4%)	(8%)
Price (local currency)	(0%)	0%	(0%)	(2%)	(4%)	(8%)

Year-over-year percentage variation.

In Panama during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 3%, 12% and 1%, respectively, compared to those of the fourth quarter of 2016. During 2017, our domestic gray cement, ready-mix and aggregates volumes increased by 3%, 9% and 13%, respectively, compared to those of 2016.

Our cement dispatches in the country both during the full year and the fourth quarter were driven by infrastructure works like the second line of the Subway, *Minera Panamá*, and the urban renovation of Colon city, as well as by middle-income and low-income residential projects.

Our margin decline of 6.8 percentage points during the quarter is mostly explained by lower demand for our three core products, lower ready-mix and aggregates prices, higher fuel costs, and a higher clinker factor in our cement operations related to the change in our limestone source.

2017 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	149	151	(2%)	35	32	10%
Operating EBITDA	53	61	(12%)	13	12	9%
Operating EBITDA margin	35.7%	40.1%	(4.4pp)	37.2%	37.8%	(0.6pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	3%	17%	11%	43%	36%	65%
Price (USD)	(7%)	(4%)	(14%)	(7%)	(50%)	(44%)
Price (local currency)	(3%)	(2%)	(10%)	(5%)	(49%)	(43%)

Year-over-year percentage variation.

In Costa Rica, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes increased by 17%, 43% and 65%, respectively, compared to those of the fourth quarter of 2016. For the full year our domestic gray cement, ready-mix and aggregates volumes increased by 3%, 11% and 36%, respectively, compared to those of 2016.

Daily national cement consumption increased during the October-December period for the third consecutive quarter, on a year-over-year basis, fueled by industrial and commercial developments. Execution of infrastructure works in the country remained subdued during the fourth quarter.

Rest of CLH

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	286	263	8%	70	66	6%
Operating EBITDA	85	84	0%	19	20	(2%)
Operating EBITDA margin	29.7%	32.0%	(2.3pp)	27.4%	29.7%	(2.3pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	9%	6%	45%	103%	101%	234%
Price (USD)	(0%)	1%	(11%)	(14%)	(16%)	(25%)
Price (local currency)	(0%)	2%	(10%)	(12%)	(12%)	(21%)

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the fourth quarter of 2017 our domestic gray cement, ready-mix and aggregates volumes increased by 6%, 103%, and 234%, respectively, compared to those of the fourth quarter of 2016. The October-December period was the 10th consecutive quarter that our cement volumes grew on a year-over-year basis. For the full year, our domestic gray, ready-mix and aggregates volumes increased by 9%, 45%, and 101% respectively, compared to those of 2016.

In Nicaragua, infrastructure works continued to drive cement consumption. Although housing developments continue to demand our products, construction activity for new projects has slowed down in recent quarters.

With regards to Guatemala, while residential, and industrial and commercial works continue to drive cement demand, consumption from public works remains dull. During the fourth quarter national cement consumption was negatively affected by a decrease in demand from two mining projects.

2017 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Operating earnings before other expenses, net	**231**	**343**	**(33%)**	**54**	**67**	**(20%)**
+ Depreciation and operating amortization	79	81		18	17	
Operating EBITDA	**310**	**424**	**(27%)**	**72**	**84**	**(15%)**
- Net financial expense	63	64		17	15	
- Capital expenditures for maintenance	51	56		15	24	
- Change in working Capital	17	(38)		23	(21)	
- Taxes paid	100	100		17	15	
- Other cash items (Net)	4	5		0	(5)	
Free cash flow after maintenance capital exp	**75**	**237**	**(69%)**	**0**	**56**	**(100%)**
- Strategic Capital expenditures	30	140		(0)	32	
Free cash flow [1]	**45**	**97**	**(53%)**	**0**	**24**	**(100%)**

In millions of US dollars, except percentages.

1) In connection with the penalty imposed by the Colombian Superintendence of Industry and Commerce, an accounting provision was created in December 2017, affecting our Controlling Interest Net Income in 4Q17. The cash outflow for this matter took place on January 5, 2018, when the fine was paid. For purposes of the table above, the expense and the account payable are presented net.

Information on Debt

	Fourth Quarter			Third Quarter
	2017	2016	% var	2017
Total debt [1, 2]	**927**	**983**		**922**
Short term	37%	16%		16%
Long term	63%	84%		84%
Cash and cash equivalents	45	45	1%	41
Net debt	**882**	**938**	**(6%)**	**881**

	Fourth Quarter	
	2017	2016
Currency denomination		
U.S. dollar	98%	97%
Colombian peso	2%	3%
Interest rate		
Fixed	63%	75%
Variable	37%	25%

In millions of US dollars, except percentages.
[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2017 Fourth Quarter Results Page 5

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	1,242,897	1,315,326	(6%)	288,576	303,173	(5%)
Cost of sales	(706,777)	(676,860)	(4%)	(161,095)	(160,818)	(0%)
Gross profit	**536,120**	**638,466**	**(16%)**	**127,481**	**142,355**	**(10%)**
Operating expenses	(305,284)	(296,000)	(3%)	(73,872)	(75,448)	2%
Operating earnings before other expenses, net	**230,836**	**342,466**	**(33%)**	**53,609**	**66,907**	**(20%)**
Other expenses, net	(79,347)	(30,219)	(163%)	(73,306)	(27,512)	(166%)
Operating earnings	**151,489**	**312,247**	**(51%)**	**(19,697)**	**39,395**	**N/A**
Financial expenses	(63,290)	(63,701)	1%	(16,671)	(14,372)	(16%)
Other income (expenses), net	(4,466)	(484)	(823%)	(3,582)	(12,927)	72%
Net income before income taxes	**83,733**	**248,062**	**(66%)**	**(39,950)**	**12,096**	**N/A**
Income tax	(37,322)	(107,793)	65%	6,865	(15,746)	N/A
Consolidated net income	**46,411**	**140,269**	**(67%)**	**(33,085)**	**(3,650)**	**(807%)**
Non-controlling Interest Net Income	(316)	(500)	37%	(28)	18	N/A
Controlling Interest Net Income	**46,095**	**139,769**	**(67%)**	**(33,113)**	**(3,632)**	**(812%)**
Operating EBITDA	**310,327**	**423,650**	**(27%)**	**71,761**	**84,067**	**(15%)**
Earnings per share	**0.08**	**0.25**	**(67%)**	**(0.06)**	**(0.01)**	**(806%)**

	as of December 31		
BALANCE SHEET	2017	2016	% var
Total Assets	**3,293,989**	**3,294,646**	**(0%)**
Cash and Temporary Investments	45,154	44,907	1%
Trade Accounts Receivables	115,475	100,344	15%
Other Receivables	58,238	33,278	75%
Inventories	82,675	71,595	15%
Other Current Assets	25,745	11,247	129%
Current Assets	327,287	261,371	25%
Fixed Assets	1,250,521	1,236,150	1%
Other Assets	1,716,181	1,797,125	(5%)
Total Liabilities	**1,750,944**	**1,820,735**	**(4%)**
Current Liabilities	682,837	457,863	49%
Long-Term Liabilities	1,052,481	1,347,146	(22%)
Other Liabilities	15,626	15,726	(1%)
Consolidated Stockholders' Equity	**1,543,045**	**1,473,911**	**5%**
Non-controlling Interest	4,910	4,813	2%
Stockholders' Equity Attributable to Controlling Interest	1,538,135	1,469,098	5%

2017 Fourth Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	3,676,353	3,998,710	(8%)	865,876	923,009	(6%)
Cost of sales	(2,090,570)	(2,057,715)	(2%)	(483,370)	(489,610)	1%
Gross profit	**1,585,783**	**1,940,995**	**(18%)**	**382,506**	**433,399**	**(12%)**
Operating expenses	(902,994)	(899,866)	(0%)	(221,648)	(229,700)	4%
Operating earnings before other expenses, net	**682,789**	**1,041,129**	**(34%)**	**160,858**	**203,699**	**(21%)**
Other expenses, net	(234,701)	(91,870)	(155%)	(219,959)	(83,763)	(163%)
Operating earnings	**448,088**	**949,259**	**(53%)**	**(59,101)**	**119,936**	**N/A**
Financial expenses	(187,202)	(193,659)	3%	(50,020)	(43,751)	(14%)
Other income (expenses), net	(13,212)	(1,470)	(799%)	(10,749)	(39,358)	73%
Net income before income taxes	**247,673**	**754,130**	**(67%)**	**(119,870)**	**36,827**	**N/A**
Income tax	(110,396)	(327,699)	66%	20,601	(47,938)	N/A
Consolidated net income	**137,277**	**426,431**	**(68%)**	**(99,269)**	**(11,111)**	**(793%)**
Non-controlling Interest Net Income	(932)	(1,522)	39%	(86)	50	N/A
Controlling Interest Net Income	**136,345**	**424,909**	**(68%)**	**(99,355)**	**11,061**	**N/A**
Operating EBITDA	**917,914**	**1,287,934**	**(29%)**	**215,318**	**255,941**	**(16%)**
Earnings per share	**246.60**	**766.44**	**(68%)**	**(178.32)**	**(19.97)**	**(793%)**

	as of December 31		
BALANCE SHEET	2017	2016	% var
Total Assets	**9,829,262**	**9,886,277**	**(1%)**
Cash and Temporary Investments	134,738	134,753	(0%)
Trade Accounts Receivables	344,578	301,103	14%
Other Receivables	173,782	99,859	74%
Inventories	246,703	214,834	15%
Other Current Assets	76,825	33,750	128%
Current Assets	976,626	784,299	25%
Fixed Assets	3,731,553	3,709,327	1%
Other Assets	5,121,083	5,392,651	(5%)
Total Liabilities	**5,224,819**	**5,463,499**	**(4%)**
Current Liabilities	2,037,587	1,373,913	48%
Long-Term Liabilities	3,140,603	4,042,397	(22%)
Other Liabilities	46,629	47,189	(1%)
Consolidated Stockholders' Equity	**4,604,443**	**4,422,778**	**4%**
Non-controlling Interest	14,652	14,441	1%
Stockholders' Equity Attributable to Controlling Interest	4,589,791	4,408,337	4%

2017 Fourth Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
NET SALES						
Colombia	565,649	665,154	(15%)	133,630	153,369	(13%)
Panama	266,273	256,301	4%	54,481	56,692	(4%)
Costa Rica	148,855	151,370	(2%)	35,123	31,835	10%
Rest of CLH	285,559	263,386	8%	70,182	66,225	6%
Others and intercompany eliminations	(23,439)	(20,885)	(12%)	(4,840)	(4,948)	2%
TOTAL	**1,242,897**	**1,315,326**	**(6%)**	**288,576**	**303,173**	**(5%)**
GROSS PROFIT						
Colombia	211,696	305,042	(31%)	52,564	62,170	(15%)
Panama	124,426	129,591	(4%)	24,341	29,249	(17%)
Costa Rica	70,619	77,895	(9%)	17,638	15,839	11%
Rest of CLH	109,949	106,493	3%	26,143	25,958	1%
Others and intercompany eliminations	19,430	19,445	(0%)	6,795	9,139	(26%)
TOTAL	**536,120**	**638,466**	**(16%)**	**127,481**	**142,355**	**(10%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	86,666	187,468	(54%)	23,161	30,981	(25%)
Panama	90,919	98,090	(7%)	16,326	21,256	(23%)
Costa Rica	47,886	54,446	(12%)	11,805	10,520	12%
Rest of CLH	78,718	78,892	(0%)	17,733	18,322	(3%)
Others and intercompany eliminations	(73,353)	(76,430)	4%	(15,416)	(14,172)	(9%)
TOTAL	**230,836**	**342,466**	**(33%)**	**53,609**	**66,907**	**(20%)**
OPERATING EBITDA						
Colombia	112,774	213,836	(47%)	30,111	37,782	(20%)
Panama	108,444	116,053	(7%)	20,969	25,689	(18%)
Costa Rica	53,102	60,646	(12%)	13,077	12,031	9%
Rest of CLH	84,756	84,398	0%	19,212	19,653	(2%)
Others and intercompany eliminations	(48,749)	(51,283)	5%	(11,608)	(11,088)	(5%)
TOTAL	**310,327**	**423,650**	**(27%)**	**71,761**	**84,067**	**(15%)**
OPERATING EBITDA MARGIN						
Colombia	19.9%	32.1%		22.5%	24.6%	
Panama	40.7%	45.3%		38.5%	45.3%	
Costa Rica	35.7%	40.1%		37.2%	37.8%	
Rest of CLH	29.7%	32.0%		27.4%	29.7%	
TOTAL	**25.0%**	**32.2%**		**24.9%**	**27.7%**	

2017 Fourth Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Total cement volume [1]	7,447	7,460	(0%)	1,775	1,794	(1%)
Total domestic gray cement volume	6,537	6,569	(0%)	1,563	1,593	(2%)
Total ready-mix volume	2,908	3,079	(6%)	712	724	(2%)
Total aggregates volume	6,985	7,264	(4%)	1,751	1,717	2%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(6%)	(8%)	(5%)
Panama	3%	(3%)	(21%)
Costa Rica	3%	17%	(3%)
Rest of CLH	9%	6%	3%
READY-MIX			
Colombia	(13%)	(8%)	(1%)
Panama	9%	(12%)	(21%)
Costa Rica	11%	43%	(9%)
Rest of CLH	45%	103%	73%
AGGREGATES			
Colombia	(17%)	(12%)	4%
Panama	13%	(1%)	(20%)
Costa Rica	36%	65%	(5%)
Rest of CLH	101%	234%	222%

2017 Fourth Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(17%)	(11%)	1%
Panama	(0%)	0%	0%
Costa Rica	(7%)	(4%)	1%
Rest of CLH	(0%)	1%	1%
READY-MIX			
Colombia	0%	(2%)	(2%)
Panama	(0%)	(2%)	(6%)
Costa Rica	(14%)	(7%)	(0%)
Rest of CLH	(11%)	(14%)	(9%)
AGGREGATES			
Colombia	7%	5%	(5%)
Panama	(4%)	(8%)	(3%)
Costa Rica	(50%)	(44%)	(14%)
Rest of CLH	(16%)	(25%)	(19%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(19%)	(12%)	2%
Panama	(0%)	0%	0%
Costa Rica	(3%)	(2%)	(0%)
Rest of CLH	(0%)	2%	2%
READY-MIX			
Colombia	(2%)	(4%)	(1%)
Panama	(0%)	(2%)	(6%)
Costa Rica	(10%)	(5%)	(1%)
Rest of CLH	(10%)	(12%)	(8%)
AGGREGATES			
Colombia	4%	4%	(4%)
Panama	(4%)	(8%)	(3%)
Costa Rica	(49%)	(43%)	(14%)
Rest of CLH	(12%)	(21%)	(18%)

For Rest of CLH, volume-weighted average prices.

2017 Fourth Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of December 31, 2017 and December 31, 2016 was $2,984.00 and $3,000.71 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the fourth quarter of 2017 and for the fourth quarter of 2016 were $3,000.51 and $3,044.49 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - December		January - December		Fourth Quarter	
	2017 closing	2016 closing	2017 average	2016 average	2017 average	2016 average
Colombian peso	2,984.00	3,000.71	2,957.89	3,040.09	3,000.51	3,044.49
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	572.56	561.10	572.30	552.06	571.08	559.89
Euro	1.20	1.05	1.14	1.10	1.18	1.07

Amounts provided in units of local currency per US dollar.

2017 Fourth Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms    Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2017 Fourth Quarter Results                Page 12